Exhibit 99.1

Electra Announces Proposed Amendments to Outstanding Warrants

TORONTO--(BUSINESS WIRE)--December 1, 2023--Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) announced today that it intends to amend the terms of an aggregate of 10,796,054 outstanding common share purchase warrants (the “Warrants”) due to expire on February 13, 2028.

The Warrants were issued in connection with a private placement transaction that closed on February 13, 2023. They are currently exercisable at US$2.48 per common share (“Common Share”).

Under the proposed amendments to the Warrants (the “Proposed Amendments”), the exercise price will be reduced to CAD$1.00 per Common Share. In addition, the Warrants will be amended to include an acceleration clause such that the term of the Warrants will be reduced to 30 days (the “Reduced Term”) in the event the closing price of the Common Shares on the TSX Venture Exchange (the “TSXV”) exceeds CAD$1.00 by 20% or more for ten (10) consecutive trading dates (the “Acceleration Event”), with the Reduced Term will begin seven (7) calendar days after such ten (10) consecutive trading day period. Upon the occurrence of an Acceleration Event, holders of the Warrants may exercise the Warrants on a cashless basis, based on the value of the Warrants at the time of exercise, subject to compliance with the policies of the TSXV.

The Proposed Amendments were agreed upon with the holders of such Warrants following constructive negotiations and more closely align the terms of the Warrants with current market conditions. As partial consideration for the Proposed Amendments, the holders of the warrants have agreed not to exercise certain adjustment provisions they hold in connection with the US$51 million principal amount of 8.99% senior secured convertible notes due February 2028 (the “Notes”). As a result, the Notes have not been re-priced at a lower exchange rate and no amendments have been made in respect of the debt conversion ratio. The Proposed Amendments also serve to reduce potential dilution in Company capitalization in the event the Notes are converted into equity, while the cashless exercise feature will serve to concurrently reduce the dilutive effect of future exercises of Warrants upon the occurrence of an Acceleration Event.

The Proposed Amendments remain subject to the approval of the TSXV.

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials. Currently constructing North America’s only cobalt sulfate refinery, Electra is executing a multipronged strategy focused on onshoring the electric vehicle supply chain. Keys to its strategy are integrating black mass recycling and nickel sulfate production at Electra’s refinery located north of Toronto, advancing Iron Creek, its cobalt-copper exploration-stage project in the Idaho Cobalt Belt, and expanding cobalt sulfate processing into Bécancour, Quebec. For more information visit www.ElectraBMC.com.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved.” Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Whether actual results and developments will conform with our expectations and predictions is subject to a number of risks and uncertainties. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Contacts

Joe Racanelli
Vice President, Investor Relations
info@ElectraBMC.com
1.416.900.3891